1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 15, 2005

For the month of May 2005

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 6/16/2005	By	/s/ Stan Hung
Stan Hung
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on May 17, 2005: To announce related materials on disposal of MediaTek Incorporation securities

99.2	Announcement on May 19, 2005: Announcement of the capital reduction due to the retirement of certain treasury stocks

99.3	Announcement on May 20, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.4	Announcement on May 24, 2005: To announce related materials on disposal of Novatek Microelectronics Corporation securities

99.5	Announcement on May 30, 2005: The Company’s supervisor resigned

99.6	Announcement on May 30, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.7	Announcement on June 1, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.8	Announcement on June 3, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.9	Announcement on June 7, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.10	Announcement on June 7, 2005: May Revenue

99.11	Announcement on June 9, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.12	Announcement on June 10, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.13	Announcement on June 13, 2005: Important Resolutions Passed in UMC’s 2005 Annual General Meeting

99.14	Announcement on June 13, 2005: Re-election of a director at 2005 Annual General Shareholders’ Meeting

99.15	Announcement on June 13, 2005: The earnings distribution has been amended at the annual general shareholder’s meeting

99.16	Announcement on June 13, 2005: To clarify a report on Economic Daily News dated June 13th

99.17	Announcement on June 13, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.18	Announcement on June 14, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.19	Announcement on June 15, 2005: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

Exhibit 99.1

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2005/05/13~2005/05/17

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,200,000 shares; average unit price: $271.63 NTD; total amount: $325,959,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $310,940,828 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 60,928,520 shares; amount: 762,554,431 NTD; percentage of holdings: 7.92%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 14.75%; ratio of shareholder’s equity: 17.87%; the operational capital as shown in the most recent financial statement: $97,264,801 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.2

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Announcement of the capital reduction due to the retirement of certain treasury stocks

1.	Date of the Competent Authority’s approval of the capital reduction: 2005/05/16

2.	Date of completion of capital amendment registration: 2005/05/19

3.	Effect on the company financial report (including any discrepancy between the amount of paid-in capital and the number of shares outstanding and the effect on net worth per share):

(1)	Before the capital reduction: The paid-in capital is NT$178,285,453,590; the shares outstanding are 17,587,364,359 shares; book value per share is NT$15.93

(2)	After the capital reduction: The paid-in capital is NT$177,794,313,590; the shares outstanding are 17,587,364,359 shares; book value per share is NT$15.93

4.	Share conversion operations plan: None

5.	Any other matters that need to be specified: None

Exhibit 99.3

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To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/05/20

2.	Number of shares repurchased this time: 23,415,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $478,274,270

5.	Average repurchase price per share this time: NTD $20.43

6.	Cumulative number of own shares held during the repurchase period: 23,415,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.13%

8.	Any other matters that need to be specified: None

Exhibit 99.4

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To announce related materials on disposal of Novatek Microelectronics Corporation securities

1.	Name of the securities: Common shares of Novatek Microelectronics Corporation securities

2.	Trading date: 2005/05/17~2005/05/24

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 2,370,000 shares; average unit price: $146.48 NTD; total amount: $347,146,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $288,367,577 NTD

5.	Relationship with the underlying company of the trade: Novatek Microelectronics Corporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 56,599,596 shares; amount: 1,403,739,758 NTD; percentage of holdings: 14.20%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 14.73%; ratio of shareholder’s equity: 17.85%; the operational capital as shown in the most recent financial statement: $ 97,264,801 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.5

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The Company’s supervisor resigned

1.	Date of occurrence of the change: 2005/05/30

2.	Name and resume of the replaced person: Chiao Tung Bank

Representative: Tzong-Yeong Lin General Manager, Mega Holding Company

3.	Name and resume of the replacement: None

4.	Reason for the change: Supervisor resigned

5.	Number of shares held by the new director or supervisor at the time of appointment: Not applicable

6.	Original term (From to ): 2004/06/01~2007/05/31

7.	Effective date of the new appointment: Not applicable

8.	Rate of change of directors/supervisors of the same term: 8.33%

9.	Any other matters that need to be specified: None

Exhibit 99.6

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To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/05/30

2.	Number of shares repurchased this time: 23,882,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $503,100,068

5.	Average repurchase price per share this time: NTD $21.07

6.	Cumulative number of own shares held during the repurchase period: 47,297,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.27%

8.	Any other matters that need to be specified: None

Exhibit 99.7

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To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/06/01

2.	Number of shares repurchased this time: 20,500,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $434,319,203

5.	Average repurchase price per share this time: NTD $21.19

6.	Cumulative number of own shares held during the repurchase period: 67,797,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.38%

8.	Any other matters that need to be specified: None

Exhibit 99.8

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To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/06/03

2.	Number of shares repurchased this time: 20,766,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $452,715,686

5.	Average repurchase price per share this time: NTD $21.80

6.	Cumulative number of own shares held during the repurchase period: 88,563,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.50%

8.	Any other matters that need to be specified: None

Exhibit 99.9

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To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/06/07

2.	Number of shares repurchased this time: 22,495,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $504,546,413

5.	Average repurchase price per share this time: NTD $22.43

6.	Cumulative number of own shares held during the repurchase period: 111,058,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.62%

8.	Any other matters that need to be specified: None

Exhibit 99.10

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United Microelectronics Corporation

June 7, 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2004

1)	Sales volume (NT$ Thousand)

Period	Items	2005	2004	Changes	%
May	Invoice amount	6,321,739	10,211,468	- 3,889,729	-38.09%
2005	Invoice amount	32,113,998	45,427,557	- 13,313,559	-29.31%
May	Net sales	6,468,487	9,652,636	- 3,184,149	-32.99%
2005	Net sales	33,121,127	44,186,730	- 11,065,603	-25.04%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	35,657,091
UMC’s subsidiaries	21,693	21,568	565,680

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	71,167,928
UMC’s subsidiaries	0	0	8,054,240
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a	Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	845,789	15,000,000
Net Profit from Fair Value	1,598	(552,958)
Written-off Trading Contracts	16,887,711	0
Realized profit (loss)	(154,518)	0

b	Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	1,375,918
Net Profit from Market Value	9,702
Written-off Trading Contracts	297,140
Realized profit (loss)	17,162

Exhibit 99.11

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To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/06/09

2.	Number of shares repurchased this time: 39,300,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $912,195,431

5.	Average repurchase price per share this time: NTD $23.21

6.	Cumulative number of own shares held during the repurchase period: 150,358,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.85%

8.	Any other matters that need to be specified: None

Exhibit 99.12

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To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/06/10

2.	Number of shares repurchased this time: 49,461,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $1,150,554,135

5.	Average repurchase price per share this time: NTD $23.26

6.	Cumulative number of own shares held during the repurchase period: 199,819,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.12%

8.	Any other matters that need to be specified: None

Exhibit 99.13

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Important Resolutions Passed in UMC’s 2005 Annual General Meeting

1.	Date of the shareholders’ meeting: 2005/06/13

2.	Important resolutions:

a.	Approved the 2004 business report, financial statements and the surplus earning distribution chart, which each share is entitled to receive NT$1.0 of stock dividend and NT$0.1 of cash dividend

b.	Approved the amendment of the Company’s “Loan Procedure”

c.	Approved the Company’s director, Robert Tsao, John Hsuan, and Ching-Chang Wen, to serve as directors of other company whose scope of business is within that of UMC

d.	Approved the capitalization of NT$19,560,219,650 to be reinvested as capital (every 1000 shares entitled to receive 100 shares), and 197,285,530 shares are distributed as employee bonus

e.	Approved the amendment of Article 5, 15, 22 and 25 of the Company’s Articles of Incorporation

f.	Passed an extraordinary motion:

WHEREAS, the Chairman explained publicly on the Regular Meeting of Shareholders dated June 3, 2002 the friendly fab relationship between UMC and Hejian, and explained publicly by press advertisement the relationship between UMC and Hejian and the shareholders of the holding company of Hejian giving shares to UMC dated February 18, 2005 and March 21, 2005 respectively,

NOW THEREFORE, it is proposed that (1) the China affairs strategies designed and formulated by the Chairman be concurred, (2) any and all assistance Chairman and the management team offered and provided to Hejian in the past be affirmed for its pursuing the long term significant interest of UMC without acting contrary to their duties, and the Chairman’s strategies relating to Hejian in the future be supported, (3) the 15% shareholding given by the shareholders of the holding company of Hejian be agreed to be endeavored under the circumstance in compliance with the law to be recorded as UMC’s assets, and (4) any person making claims with any cause (including but not limited to breaching fiduciary duties, lack of management responsibility, inaccurate financial statements, not to disclose material information, breaching trust and divulging confidential information, violating UMC’s articles of incorporation, Company Law, Securities Exchange Law, Commercial Accounting Law, Statutes regulating the Relationship between people of Taiwan and China and other laws and regulations) in any form against Chairman and the management team for liability be confirmed not in the interest of UMC and UMC’s shareholders.

3.	Endorsement of the annual financial statements (indicate “yes” or “no”): yes

4.	Any other matters that need to be specified: none

Exhibit 99.14

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Re-election of a director at 2005 Annual General Shareholders’ Meeting

1.	Date of occurrence of the change: 2005/06/13

2.	Name and resume of the replaced person:

Director:

Chuin Tsie Investment Corporation Representative: Hong-Jen Wu

Director, UMC

3.	Name and resume of the replacement:

Director:

Silicon Integrated Systems Corporation

4.	Reason for the change: Re-election due to the resignation of a director

5.	Number of shares held by the new director or supervisor at the time of appointment: Silicon Integrated Systems Corporation 388,522,285 shares

6.	Original term (From to ): 2004/06/01~2007/05/31

7.	Effective date of the new appointment: 2005/06/13

8.	Rate of change of directors/supervisors of the same term: 16.67%

9.	Any other matters that need to be specified: none

Exhibit 99.15

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The earnings distribution has been amended at the annual general shareholder’s meeting

1.	Date of the resolution of the board of directors or shareholders’ meeting: 2005/06/13

2.	Type and monetary amount of original dividend distribution: NTD 17,587,364,350 allocated for stock dividend (NTD 1.0 per share)

3.	Type monetary amount of dividend distribution after the change: NTD 17,587,364,350 allocated for stock dividend (NTD 1.0 per share) and NTD 1,758,736,435 for cash dividend (NTD 0.1 per share).

4.	Reason for the change: The shareholder will receive additional NTD 0.1 cash dividend for each share.

5.	Any other matters that need to be specified: none

Exhibit 99.16

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To clarify a report on Economic Daily News dated June 13th

1.	Name of the reporting media: Economic Daily News A3

2.	Date of the report: 2005/06/13

3.	Content of the report: Foreign shareholdings in UMC dropped mysteriously by 1.25 million lots

4.	Summary of the information provided by investors: None

5.	Company’s explanation of the reportage or provided information: The Company’s foreign shareholdings percentage from 5/25 to 6/7 released by Taiwan Stock Exchange was incorrect, due to the misrepresentation of data by the Company’s securities dealing institute. Please refer to the figure released after June 8.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

Exhibit 99.17

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To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/06/13

2.	Number of shares repurchased this time: 32,000,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $748,214,061

5.	Average repurchase price per share this time: NTD $23.38

6.	Cumulative number of own shares held during the repurchase period: 231,819,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.30%

8.	Any other matters that need to be specified: None

Exhibit 99.18

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To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/06/14

2.	Number of shares repurchased this time: 15,000,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $348,939,578

5.	Average repurchase price per share this time: NTD $23.26

6.	Cumulative number of own shares held during the repurchase period: 246,819,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.39%

8.	Any other matters that need to be specified: None

Exhibit 99.19

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United Microelectronics Corporation

For the month of May, 2005

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of May, 2005

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of April 30, 2004	Number of shares held as of May 31, 2005	Changes
Supervisor	Tzyy-Jang Tseng	17,889,959	17,835,959	(54,000)
Vice President	Ing-Ji Wu	11,443,338	11,433,338	(10,000)
Vice President	Henry Liu	10,244,148	10,194,148	(50,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of April 30, 2004	Number of shares pledge as of May 31, 2005	Changes
Director	Mao-Chung Lin	—	5,430,000	5,430,000

3)	The acquisition assets (NT$ Thousand)

Description of assets	May	2005
Semiconductor Manufacturing Equipment	355,778	4,295,164
Fixed assets	45,259	188,464

4)	The disposition of assets (NT$ Thousand)

Description of assets	May	2005
Semiconductor Manufacturing Equipment	0	53,139
Fixed assets	0	0